

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Ricky Qizhi Wei
Chief Executive Officer
Dunxin Financial Holdings Limited
27th Floor, Lianfa International Building
128 Xudong Road, Wuchang District
Wuhan City, Hubei Province 430063
People's Republic of China

> **Re: Dunxin Financial Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **File No. 001-34958**

Dear Ricky Qizhi Wei:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance